Exhibit 3.1

Blank Check Preferred Stock Designation

Frontier Oilfield Services, Inc.

Frontier Oilfield Services, Inc., a Texas corporation (the “Corporation”), hereby certifies that, pursuant to the authority contained in the Articles of Incorporation of said Corporation, as amended (the “Articles of Incorporation”), the necessary action on part of the Corporation on August 30, 2013 approved the following resolution creating a series of its authorized Preferred Stock:

RESOLVED, that in accordance with the provisions of the Articles of Incorporation of the Corporation, the Corporation hereby creates a series of its currently authorized preferred stock having a stated value of $0.40 per share and shall be designated as 2013 Series A 7% Convertible Preferred Stock, and hereby fixes the relative rights, preferences and limitations of all shares of such series as follows:

1. Designation and Amount. The shares of the series of Preferred Stock shall be designated as “2013 Series A 7% Preferred Stock” (the “2013 Series A 7% Convertible Preferred Stock”), and the number of shares constituting the 2013 Series A 7% Convertible Preferred Stock shall be One Million (1,000,000) shares and said shares shall be entitled to one vote per share on all matters brought before the stockholders of the Corporation.

2. Dividends. The holders of shares of 2013 Series A 7% Convertible Preferred Stock shall be entitled to receive dividends, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (payable other than in Common Stock) on the Common Stock or any other equity security of the Corporation at an annual rate of seven percent (7%) per share per annum, payable quarterly.

3. Conversion Rights. Each share of 2013 Series A 7% Convertible Preferred Stock shall be convertible, at the option of the shareholder or the Corporation thereof, at any time upon approval of the Corporation’s Board of Directors at the office of the Corporation or any transfer agent for such stock, into (i) one and one-half shares of common stock of the Corporation; and (ii) into two (2) warrants for common stock of the Corporation, having a term of twelve months from the date of issue, for a conversion price of $0.20 per share at any time during said term.

4. Redemption. The shares of the 2013 Series A 7% Convertible Preferred Stock may be redeemed by the Corporation at any time prior to conversion by the Corporation’s repayment of the principal paid by the holder thereof plus any accrued but unpaid dividends or interest as of the date of the redemption.